Exhibit A

Risks of Investing

THE PURCHASE OF LLC MEMBERSHIP INTERESTS IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF LLC MEMBERSHIP INTERESTS IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Purchasing LLC membership interests is not like that at all. The ability of the Company to pay you back depends on many factors, including some beyond our control. Nobody guarantees that you will receive any payments and you might lose some or all of your money.

Risks from Covid-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to distribute cash to investors.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

Albany, New York is a limited market: Unlike New York or Los Angeles, Albany is a small and limited real estate market with a limited number of purchasers having liquidity to complete real estate acquisitions. If the property did need to be sold, there is no guaranty it could be sold or liquidated in a prompt or efficient manner.

Distributions of Cash Flow are not Guaranteed: No individual or entity is guaranteeing that the Issuer will make any distributions of cash flow to the Investor Members. This includes any “preferred return” or “priority return” scheduled to be distributed to the Investors. Investors can look solely to the value of the property and the success of the project for distributions.

Allocations of Profits, Losses, and Credits are not Guaranteed: No individual or entity is guaranteeing that the Issuer will make any specific allocations of profits, losses, or tax credits to the Investor Members. This includes any federal or state "historic tax credits" or "rehabilitation tax credits" anticipated to be distributed to the Investors. Investors can look solely to the depreciable basis of the property and its actual eligibility for and claim of tax credits for allocations.

Risks of Tax Credit Recapture are not Guaranteed Against: In some cases, the internal revenue service or state tax departments may "recapture" tax credits. No individual or entity is guaranteeing that any tax credits awarded to the project will not be recaptured in all circumstances. The Guaranty provided to Investor Members by the Managing Member is limited in nature and does not cover all potential reasons that could cause the tax credits to be recaptured.

At-risk Analysis: One of the tests that the IRS uses to determine that tax credit investors are investing in a so called "true partnership" is called the At-risk analysis. This analysis tries to determine that the tax credit investors have true risk of loss given the nature and structure of the transaction, like any other equity investor in a real estate transaction. In many tax credit projects, the managing member provides guarantees to the investor members, that is not the case here. Where guarantees or other economic arrangements call into question the downside risk of certain investors, a company might fail this analysis, causing the internal revenue service to reallocate the tax credits away from the investor members. There is less information available about how an investment crowdfunding offering relates to this at-risk analysis and whether the particular aspects of this deal are compliant with what the IRS expects to see. While the Managing Member, the Company, and others will use their professional experience and expertise to minimize any risk from at-risk analysis questions, they make no guarantees that it will not create an issue that causes a loss in this case, which loss could be significant.

Economic substance doctrine: Another consideration for investors expecting to receive allocations of federal historic tax credits is called the economic substance doctrine, which is a way of determining whether the investment being made would make sense without the federal tax credits. However, the economic substance doctrine is not designed to discourage the type of investments that the tax credits were legislatively designed to promote. Further, the refundability of the New York State tax credit and lack of debt incurred by the Company are indicators that the transaction has some economic substance. However, the Managing Member, the Company, and others involved in the transaction cannot and expressly do not guarantee that the IRS will not challenge your investment based on the economic substance doctrine, and if this transaction is challenged on such grounds, you could incur significant losses.

Forbearance Agreement/Foreclosure Rights Agreement: A typical tax credit investor in a typical transaction of this nature would require any lender to the project to agree not to foreclose on the Project during the five-year recapture period, even in cases where the borrower/company defaulted under the applicable loan documents and security agreement. While the Managing Member will attempt to negotiate a similar arrangement with any prospective lenders to the Company, no such agreement is in place and there is no guaranty that the Managing Member will be able to do so, which increases your potential risk of recapture of the tax credits.

Historic Tax Credit "Safe Harbor": Revenue Procedure 2014-12 provides a so-called "Safe Harbor" whereby the Internal Revenue Service will not challenge a Partnership's allocation of historic rehabilitation tax credits to its partners. While attempts have been made to comply with this Safe Harbor in the organizational structure of the Issuer, there is a possibility that the Internal Revenue Service could conclude that the allocation of historic rehabilitation tax credits does not comply with the safe harbor, resulting in a recapture of tax credits and drastically reducing Investor returns.

Inability to Use Tax Credits: Whether or not you are allocated tax credits by the Company, a variety of complex tax rules govern who may and may not claim or otherwise utilize tax credits, including without limitation "passive activity rules." Therefore, there is a possibility that the tax credits cannot be used against your income, based on the type of income you have, the amount of income you have, or for other reasons. These matters are difficult to explain and vary dramatically based on an individual's personal tax situation. YOU SHOULD CONSULT WITH A TAX PROFESSIONAL ABOUT THESE MATTERS. The Issuer, Managing Member, and HAF make no representation or guaranty whatsoever that you will be able to use any tax credits.

Reasonableness Opinion: A typical tax credit investor in a typical transaction, might require a third-party appraisal or analysis of any related party fees to confirm such fees are reasonable compared to fees for non-tax credit projects and non-related party fees in the area. The Company and its investors will not receive a reasonableness report with respect to any related party fees. It will not include a broader reasonableness opinion and will be reliant on the Managing Member and their professional opinion with respect to the terms of this transaction.

Tax Opinion: A typical tax credit investor will receive a tax opinion from an attorney or law firm experienced in such matters, indicating that the credits should be available to be validly claimed by an investor. You will not receive a tax opinion and bear the risk that certain transactions entered into by the Company will not be respected for federal tax purposes, resulting in potentially significant losses.

Enforceability Opinion: A typical financing party in a commercial real estate transaction will receive an opinion from a law firm involved in such transaction and familiar and experienced with such matters indicating that the companies involved in the transaction are duly formed, validly existing, and in good standing and authorized to enter into various transactions and that the transaction documents are enforceable against such entity. You will not benefit from any such opinion and you acknowledge and agree you have not been represented by the attorneys of the Company, Managing Member, MM Manager, or funding portal and you accept all risk resulting therefrom, including all risk that the documents will not be enforceable against any specific party, or in general.

Inadequacy of Collateral and Other Security for Issuer Debts: If the Company defaults on any of its debts, creditors will be repaid before you will receive any of your money back or any distributions or allocations. There is no assurance that the property will be worth enough to repay such debts and you may receive nothing.

Property Value Could Decrease: The value of the property could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates
- Competition from new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Construction Risks: Our business plan involves major renovations of real property. Construction carries its own risks, with delays and cost overruns all too common. There is no guarantee that we will be able to

complete the renovations on time and on budget, and failure to do so may result in significantly reduced cash flow to the Company and returns to the Investor Members.

Limited Experience of the Development Team: Although the Company has extensive experience in the areas of historic preservation, this is the first major development project that the Company has pursued. The limited development experience of the Company and its leadership could be a risk to the completion or ongoing management of the project, which could result in Investor Members losing some or all of their money.

No Executed “Guaranteed Maximum Price” Construction Contract: A typical investor or lender might require a Company to enter into a “Guaranteed Maximum Price” contract with a general contractor or a contract with a construction manager to complete a project, while the Company has worked with general contractors to provide estimates of such services, the contracts may ultimately be substantially higher, causing delays in completion or causing construction to not be completed, resulting potential in reduced returns, dilution, or losses to Investor Members.

Uninsured Losses: The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

Incomplete Due Diligence: The Company engaged in what it believes to be satisfactory due diligence with respect to the property, but due diligence is as much an art as a science and there is no guaranty that our due diligence revealed all the information about the property. If the materials provided to the Company are inaccurate, for example, or if the due diligence process fails to detect material facts that impact the value determination, the Company could make mistakes in the underwriting process.

Inability to Foreclose: Investors own LLC membership interests, not debt notes of the Issuer and will have limited or no rights to “foreclose” or otherwise take control of the Issuer in an attempt to recover their investment.

Reliance on Management Team: The Manager is a small company owned by a nonprofit, with a small staff. If a key member of the management team were to die, become seriously ill or leave the Manager, it could damage our prospects and our ability to make the expected distributions to Investor Members.

Subordination to Senior Lenders: The Company will give its lender(s) a mortgage on the Project. If the Company went bankrupt, the lender(s) would be paid first (up to the value of their security), before any amounts are distributed to Investors.

Liability for Personal Injury: As the owner of rental properties, the Issuer will face significant potential liability for personal injury claims, e.g., “slip and fall” injuries. Although the Issuer will carry insurance against potential liability, it is possible that a claim would be made in excess of the insurance coverage.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if the Issuer carries adequate insurance.

No Market for the LLC Membership Interests Units; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Membership Interests in the Company

(i) There will be no public market for your LLC Membership Interests, meaning you could have a hard time finding a buyer.

(ii) Under the Amended and Restated Operating Agreement, the LLC membership interests may not be transferred without the manager's consent, which the manager may withhold in its sole discretion.

(iii) The Manager has the right to impose conditions on the sale of your LLC membership interests, and these conditions might not be acceptable to you.

(iv) If you want to sell your LLC Membership Interests, the Manager has a first right of refusal to buy them.

By law, you may not sell your LLC Membership Interests unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all that into account, you should plan to own your LLC Membership Interests indefinitely.

Environmental Risks: Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair the Issuer's ability to distribute cash or allocate credits to investors.

Tax-Exempt Use Issues: A Company cannot claim tax credits for a variety of reasons pertaining to tax-exempt uses, including if the Company is a tax-exempt controlled company, if the property is leased under a disqualified lease, and similar, complex, issues. The Managing Member and the Company have taken great care to consider these issues and avoid violating these requirements, including appropriate tax exemptions being made by the Managing Member, however, there is no guaranty that these tax -exempt use issues may preclude the Company from claiming the tax credits, causing significant losses for investors.

Lease and Ownership Risks: The Company will hold leasehold title to the Property pursuant to a 60-year Capital Lease that conveys ownership for federal tax purposes. There is a risk that the lease might not be considered a "true lease" under a complex legal analysis. Similarly, the lease from the Company to its tenant, while unlikely, could potentially be interpreted as a disqualified lease, or not respected as a lease. In either case, the Company would incur irreparable harm and damage and Investor Members could lose some or all of their money.

No Title Insurance Policy: The Company does not currently have a leasehold owner's title insurance policy, meaning its ownership of the property is not insured against liens, mortgages, or other title encumbrances. Without such a policy the company may be at risk of financial losses resulting from disputes over the property's ownership or title defects. These risks could lead to delays or even the inability to develop or lease the property, resulting in lost revenue or other financial consequences. The Company has ordered, and plans to obtain a leasehold title policy, but that process is not yet complete

and the issuance of such a policy cannot be guaranteed. Even if issued, the policy may exclude certain types of title claims from coverage.

Risks Associated with Grant Funding: In certain cases, grant funding can reduce rehabilitation basis, causing disallowance of anticipated tax credits. Measures have been taken in the structuring of this transaction to avoid such disallowance, however, there is no guaranty that the IRS or state taxing authority will respect this structure, which could lead to disallowance of tax credits or reduction of depreciable basis, significantly reducing investor returns.

Risks Associated with Foreclosure Laws: Foreclosure laws and methods vary from state to state. Many states require long processing periods or a court decree before a mortgaged property may be sold or otherwise foreclosed upon. Further, statutory rights to redemption and the effects of anti-deficiency and other laws may limit the ability for the Company to timely recover the value of its loan if a Borrower defaults.

The Company Might Become Bankrupt: If the Company files for bankruptcy protection, Investors could face significant delays and incur significant legal costs in enforcing their rights. Bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accepts amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the Company's recovery and ultimately the amount paid to Investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to issuers. These ratings are intended to help investors gauge the ability of the issuer to repay loans. The Company has not been rated by either Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Company.

Lack of Cash to Pay Tax Liability: An investor holding LLC Membership Interests will generally be required to accrue (and pay tax on) pass-through income even if the Company fails to pay the interest, leaving the investor out-of-pocket by the amount of tax.

Conflicts of Interest: Conflicts of interest could arise between the Company and Investors. For Example:

- Principals of the Company have been, are, and will be engaged in other real estate projects in the same vicinity as this project, in effect competing with this project for buyers and tenants.
- An Investor could want the principals of the Company to spend more time and resources on this project, but they will simultaneously be pursuing a variety of other business activities.

Lack of Ongoing Information: While we will provide you with periodic statements concerning repayments with respect to the LLC Membership Interests, you will not receive the same information you would from a public company.

No Registration Under Securities Laws: Neither the Company nor the LLC Membership Interests will be registered with the Securities and Exchange Commission or the securities regulator of any State. Hence, neither the Company nor the LLC Membership Interests are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The LLC Membership Interests are being offered pursuant to Regulation Crowdfunding, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Breaches of Security: It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Risks of Relying on Third Parties: The Issuer will engage third parties to provide essential services. If a third party the Issuer retains performs poorly or becomes unable to fulfill its obligations, the Issuer's business could be disrupted. Disputes between the Issuer and its third party service providers could disrupt its business and may result in litigation or other forms of legal proceedings (e.g., arbitration), which could require us to expend significant time, money and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Issuer against such claims.

Change of Law Risk: The Project is heavily dependent on the availability of historic tax credits. While efforts were made in the structuring of this project, including but not limited to all efforts taken to comply with the aforementioned Safe Harbor, to qualify for these various incentive programs, there is a risk that the project may be disqualified from one or more of these programs, causing the tax credits to be recaptured. Further, a future change in law or regulations could cause recapture of the tax credits or otherwise negate or disqualify State or Federal tax incentives upon which the Project is dependent or cause unforeseen tax outcomes to Investors.

Inability to Control Expenses: Market forces and competition will limit the amount of rent the Issuer can charge. Hence, the success of the Project depends to a large extent on the ability of the Issuer to anticipate, control, and limit expenses. Many expenses will be outside the control of the Issuer.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the Project will achieve or sustain the occupancy or rent levels anticipated by our financial models. For example, a deterioration in general economic conditions could put downward pressure on rents and occupancy levels, or prevent the Issuer from raising rents in the future. Competition, especially from newer buildings with greater amenities, could have the same effect.

Non-Paying Tenants: Some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although the Issuer would ultimately have the legal right to evict a non-paying tenant and recover our damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely the Issuer could recover the damages due.

Need for Additional Capital: The Project might require more capital, whether to finance cost overruns, to pay for improvements, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates. If capital is available in the form of equity, the new investors might have rights superior to those of Investors, or they might purchase their equity interests at a lower price than Investors, thereby “diluting” Investors.

Sources of Funding Not Fully Committed: While the Issuer expects to receive a variety of grant funding sources to assist in the funding of the project, many of these sources have not been committed to in a binding agreement. Some such sources have provided award letters however, the amounts and disbursement terms could change significantly, requiring potential funding shortfalls, the necessity of debt, or other restructuring to be required.

THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.